EXHIBIT 21.1
SUBSIDIARIES OF
INTERNATIONAL WIRE GROUP, INC.

JURISDICTION OF
INCORPORATION OR
SUBSIDIARY	ORGANIZATION
Omega Wire, Inc.	Delaware

Wire Technologies, Inc.	Indiana

IWG High Performance Conductors, Inc.	New York

IWG International, Inc.	Barbados

IWG Resources LLC	Nevada

Italtrecce-Societa Italiana Trecce & Affini, S.r.l	Italy

International Wire, S.A.S.	France

International Wire Group, S.A.S.	France

Tresse Metallique J. Forissier, S.A.	France

Cablerie E. Charbonnet, S.A.	France